**Sibanye Stillwater Limited**
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

# MARKET RELEASE

## Resignation of Chief Commercial and Development Officer

**Johannesburg, 27 January 2025:** Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises stakeholders that Laurent Charbonnier has, for personal reasons, tendered his resignation as Chief Commercial and Development Officer (CCDO). Laurent's resignation is effective 31 January 2025.

Charl Keyter, Chief Financial Officer of the Group will, in addition to his normal duties, act as interim CCDO until further notice.

**Investor relations contact:**
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
*Website: www.sibanyestillwater.com*
*LinkedIn: https://www.linkedin.com/company/sibanye-stillwater*
*Facebook: https://www.facebook.com/SibanyeStillwater*
*YouTube: https://www.youtube.com/@sibanyestillwater/videos*
*X: https://twitter.com/SIBSTILL*

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

## Advisors

RBC Capital Markets is acting as financial advisor to Sibanye-Stillwater. McCarthy Tétrault LLP is acting as legal advisor to Sibanye-Stillwater.

## FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

**Websites**
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.